SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2009

BAYTEX ENERGY TRUST
(Translation of registrant’s name into English)

2200, 205 – 5TH AVENUE S.W.
CALGARY, ALBERTA, CANADA
T2P 2V7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   g             Form 40-F   s

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes   g                       No  s

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The exhibit to this report, furnished on Form 6-K, shall be incorporated by reference into the registrant’s Registration Statement on Form F-10 (333-160675) under the Securities Act of 1933, as amended.

The following documents attached as exhibits hereto are incorporated by reference herein:

Exhibit No.	Document
99.1	BAYTEX ENERGY TRUST ANNOUNCES 2010 OPERATING PLANS AND INCREASED DISTRIBUTION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYTEX ENERGY TRUST
	(Registrant) By:	Baytex Energy Ltd.
Date: December 1, 2009	By:	/s/ W. Derek Aylesworth
Name: W. Derek Aylesworth
Title: Chief Financial Officer